FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Preliminary contacts with Pirelly	3

As provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A hereby reports the following

SIGNIFICANT EVENT

With regard to the communication sent to the Commissione Nazionale per le Società e la Borsa (CONSOB) by PIRELLI & C. S.p.A., TELEFÓNICA, S.A. states the following:

  TELEFÓNICA, S.A. has been offered the possibility of acquiring a minority stake in the capital of the Italian corporation OLIMPIA S.p.A., which is the major shareholder of TELECOM ITALIA.

  Preliminary contacts have been maintained with PIRELLI, which is the major shareholder of the aforementioned company.

  No agreement has been reached with PIRELLI in relation to this possible investment, its terms or possible conditions.

In any case, TELEFÓNICA, S.A. confirms its financial commitments with respect to its investments and acquisitions publicly stated at the Investors Conference held in Valencia, in May 2006.

Madrid, February 12th, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 12th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors